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                                    FORM 6-K
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                            REPORT OF FOREIGN ISSUER

                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934

                           For the month of March 2008

                              AETERNA ZENTARIS INC.

                        1405, boul. du Parc-Technologique
                                 Quebec, Quebec
                                 Canada, G1P 4P5
                    (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                          Form 20-F / /  Form 40-F /X/

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

                                Yes / /  No /X/

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-
                                   -----

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                                 DOCUMENTS INDEX

DOCUMENTS DESCRIPTION

1. Press Release dated March 3, 2008: AEterna Zentaris and Paladin Labs Announce Sale and Purchase of Miltefosine Rights

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AETERNA ZENTARIS                                                  [PALADIN LOGO]

                                                                   PRESS RELEASE
                                                           FOR IMMEDIATE RELEASE

AETERNA ZENTARIS AND PALADIN LABS ANNOUNCE SALE AND PURCHASE OF MILTEFOSINE
RIGHTS

QUEBEC CITY AND MONTREAL, CANADA, MARCH 3, 2008 - AEterna Zentaris Inc. (NASDAQ:
AEZS;TSX: AEZ), a global biopharmaceutical company focused on endocrine therapy and oncology, and Paladin Labs Inc. (TSX: PLB), a leading Canadian specialty pharmaceutical company, announced today that they have entered into a definitive purchase and sale agreement with respect to all rights related to the manufacture, production, distribution, marketing, sale and/or use of miltefosine for an aggregate purchase price of Cdn$9.125 million payable in cash, subject to certain post-closing purchase price adjustments. Miltefosine, sold under the brand name Impavido(R) throughout the world, recorded revenues of Euro 2.5 million in 2007. Completion of the transactions contemplated by the purchase agreement is subject to customary closing conditions, including the parties having received certain third-party consents and approvals.

David J. Mazzo, Ph.D., President and CEO of AEterna Zentaris commented, "Last fall, we put forth our new focused business strategy which included identifying non-core assets and actively seeking to divest them as a way to infuse non-dilutive funds into the Company. We are very pleased to have entered into an agreement for the sale of the compound, miltefosine, and look forward to consummating the deal in the near future."

"This transaction marks the first time that Paladin has acquired international rights to a patented, medically important product", said Jonathan Ross Goodman, President and CEO of Paladin Labs. "This transaction is expected to be immediately accretive to earnings and it fits within our broader strategy to grow Paladin's revenues beyond the Canadian border."

ABOUT MILTEFOSINE

Miltefosine is a phosphocholine analogue currently marketed under the brand name Impavido(R), the first oral drug for the treatment of visceral and cutaneous leishmaniasis. Impavido(R) has been proven to be highly effective and less toxic than current therapies. Other current available treatments are liposomal amphotericin (Ambisome(R)) and Paromomycin.

ABOUT LEISHMANIASIS

Leishmaniasis is an infectious disease transmitted by the bite of the phlebotomine sandfly. The cutaneous form of the disease normally produces skin ulcers on the exposed parts of the body such as the face, arms and legs. The visceral form - also

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known as kala azar - is characterized by irregular bouts of fever, substantial weight loss, swelling of the spleen and liver, and anemia (occasionally serious).

According to the World Health Organization, the disease is endemic in 88 countries with nearly 350 million people at risk. If untreated, visceral leishmaniasis can result in death within 6 months to 2 years. There are more than one million new cases per year of cutaneous leishmaniasis and an estimated prevalence of 12 million people already infected.

ABOUT AETERNA ZENTARIS INC.

AEterna Zentaris Inc. is a global biopharmaceutical company focused on endocrine therapy and oncology with proven expertise in drug discovery, development and commercialization. News releases and additional information are available at www.aezsinc.com

ABOUT PALADIN LABS INC.

Paladin Labs Inc., headquartered in Montreal, Canada, is a specialty pharmaceutical company focused on acquiring or in-licensing innovative pharmaceutical products for the Canadian market. With this strategy, a focused national sales team and proven marketing expertise, Paladin has evolved into one of Canada's leading specialty pharmaceutical companies. For more information, please visit the Company's web site at www.paladinlabs.com

THESE FORWARD-LOOKING STATEMENTS, BY THEIR NATURE, NECESSARILY INVOLVE RISKS AND UNCERTAINTIES THAT COULD CAUSE ACTUAL RESULTS TO DIFFER MATERIALLY FROM THOSE CONTEMPLATED BY THE FORWARD-LOOKING STATEMENTS. BOTH AETERNA ZENTARIS AND PALADIN LABS "THE COMPANIES" CONSIDER THE ASSUMPTIONS ON WHICH THESE FORWARD-LOOKING STATEMENTS ARE BASED TO BE REASONABLE AT THE TIME THEY WERE PREPARED, BUT CAUTION THAT THESE ASSUMPTIONS REGARDING THE FUTURE EVENTS, MANY OF WHICH ARE BEYOND THE CONTROL OF THE COMPANIES AND THEIR SUBSIDIARIES, MAY ULTIMATELY PROVE TO BE INCORRECT. FACTORS AND RISKS, WHICH COULD CAUSE ACTUAL RESULTS TO DIFFER MATERIALLY FROM CURRENT EXPECTATIONS, ARE DISCUSSED IN THE ANNUAL REPORTS, AS WELL AS IN THE COMPANIES' ANNUAL INFORMATION FORMS FOR THE YEAR ENDED DECEMBER 31, 2006. THE COMPANIES DISCLAIM ANY INTENTION OR RESPECTIVE OBLIGATION TO UPDATE OR REVISE ANY FORWARD-LOOKING STATEMENTS WHETHER A RESULT OF NEW INFORMATION, FUTURE EVENTS, OR EXCEPT AS REQUIRED BY LAW. FOR ADDITIONAL INFORMATION ON RISKS AND UNCERTAINTIES RELATING TO THESE FORWARD-LOOKING STATEMENTS, INVESTORS SHOULD CONSULT THE COMPANIES' RESPECTIVE ONGOING QUARTERLY FILINGS, ANNUAL REPORTS AND ANNUAL INFORMATION FORMS AND OTHER FILINGS FOUND ON SEDAR AT www.sedar.com.

FOR MORE INFORMATION, PLEASE CONTACT:

PALADIN LABS                      AETERNA ZENTARIS
Samira Sakhia                     Jenene Thomas, Senior Director
Chief Financial Officer           Investor Relations & Corporate Communications
514-340-5067                      (908)626-5509
514-344-4675 (FAX)                jthomas@aezsinc.com
info@paladin-labs.com
www.paladinlabs.com               Paul Burroughs
                                  Media Relations
                                  (418)652-8525 ext. 406
                                  pburroughs@aeszinc.com

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                                    SIGNATURE

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                  AETERNA ZENTARIS INC.


Date: March 5, 2008               By: /s/Mario Paradis
-------------------                   ------------------------------------------
                                      Mario Paradis
                                      Senior Vice President, Administrative and
                                      Legal Affairs and Corporate Secretary